A+f 7/30/2002

C 7/30/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022782

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

MAIL PROCESSING SECTION RECEIVED JUL 1 0 2002 WASH, D.C. 154

SEC FILE NUMBER
8- 53128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HiNet Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Palisade Avenue
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yong-Ok Park (201) 503-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name — if individual, state last, first, middle name)

15 Maiden Lane, Suite 903 (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yong-Ok Park, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HiNet Securities, LLC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Yong-Ok Park
Signature

Chief Operating Officer
Title

B.J. KIM
ATTORNEY AT LAW - NJ
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HINET SECURITIES, LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents	$ 49,492
Receivable From Clearing Broker	348,710
Fixed Assets At Cost Net of Related Allowance For Depreciation Of $ 26,401	150,296
Other Assets	39,884
	$ 588,382

LIABILITIES AND LIMITED LIABILITY COMPANY CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 17,878
Deferred Rent Payable	28,668
Payable To Managing Member	69,844
	116,390
Limited Liability Company Capital	471,992
	$ 588,382

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

HiNet Securities, LLC. (the "Company") is a Delaware limited liability company conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and , accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Fixed Assets

Fixed Assets are presented at cost and are being depreciated over an estimated useful life of five years. At December 31, 2001 they consisted of the following:

	Cost	Allowance for Depreciation
Furniture and Fixtures	$ 22,889	$ 2,289
Office Equipment	66,493	6,649
Leasehold Improvements	87,315	17,463
	$176,697	$26,401

4. Receivable from Clearing Broker

The Company has entered into an agreement with a clearing broker wherein all trades will be introduced on a fully disclosed basis for a split of the commissions charged. The Company has agreed to maintain a deposit of $ 350,000 with the clearing broker. If the Company terminates the agreement it will owe the clearing broker the greater of $ 25,000 or the highest total monthly clearing charges incurred during any previous month. Effective January 15, 2002, the amount to

be maintained on deposit was reduced to $275,000. The termination fee was also changed to be equal to the average of the three highest total monthly clearing charges incurred during the term of the agreement.

5. Commitments and Contingencies

The Company leases its premises under the terms of an agreement which provides for an annual rental approximating $ 6,800 per month with annual increases of approximately 5.8%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 20,414 was made. The term of the lease expires on May 31, 2006. The aggregate minimum commitment is $412,913.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2001, the Company's net capital of $ 256,812 was $ 156,812 in excess of its required net capital of $ 100,000. The Company's capital ratio was 45.3%.